FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	August 16, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Record Earnings and Cash Flows. Purest Silver Producer with 93% of Revenue from Silver Production

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company" or “First Majestic”) is pleased to announce the unaudited financial results for the Company's second quarter ending June 30, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

Second Quarter 2010 Highlights ($CAD)		Change from Q2-2009
Gross Revenue	$31.8 million	Up 102%
Net Revenue	$29.0 million	Up 122%
Mine Operating Earnings	$13.1 million	Up 679%
Net Income after taxes	$8.9 million	Up 757%
Earnings Per Share – basic	$0.10 per share	Up 900%
Cash Flow Per Share (non-GAAP measure)	$0.14 per share	Up 1300%
Silver Ounces Produced (excluding equivalent ounces of gold and lead)	1,538,798 ounces Ag	Up 86%
Silver Equivalent Production	1,656,165 eq. oz.	Up 73%
Silver Equivalent Ounces Sold	1,623,844 eq. oz.	Up 51%
Total Cash Costs per ounce	US$ 8.20	Down 10%
Direct Cash Costs per ounce	US$ 6.16	Down 2%
Average Revenue per ounce sold	US$ 18.68	Up 48%

Results of Operations

Consolidated gross revenue (prior to smelting and refining charges and metal deductions) for the quarter ended June 30, 2010 was $31.8 million (US$30.3 million) compared to $15.8 million (US$13.5 million) for the quarter ended June 30, 2009 for an increase of $16.0 million or 102%. Compared to the first quarter ended March 31, 2010, consolidated gross revenue increased by $9.9 million or 45%. The increase in revenues in the second quarter of 2010 is primarily attributable to a 25% increase in silver ounces sold compared to the first quarter ended March 31, 2010. The increase in ounces sold are due to the launch of the new cyanidation plant at the La Encantada Silver Mine and the improving operating levels at the La Parrilla Silver Mine which combined, contribute a 86% increase in silver production compared to the second quarter of 2009.

In the second quarter of 2010, the Company sold 1,623,844 ounces of silver equivalent at an average price of US$18.68 per ounce compared to 1,073,129 ounces in the second quarter of 2009 at an average price of US$12.60 per ounce, representing an increase of 51% in shipments over the same quarter in 2009 and a 25% increase over the first quarter of 2010. In the first quarter of 2010, the Company sold 1,298,659 ounces of silver equivalents at an average price of US$16.23 per ounce.

Production of silver, excluding any equivalents from gold or lead, increased by 9% over the prior quarter and 86% compared to the second quarter of 2009. The Company produced 1,538,798 ounces of silver in the current quarter, 1,409,825 ounces of silver in the first quarter of 2010 (commercial and non-commercial production), and 827,720 ounces in the second quarter of 2009. In the second quarter of 2010, 93% of First Majestic’s revenue resulted from the sale of pure silver making the Company the purest silver producer relative to its peers.

The new plant at La Encantada achieved commercial production on April 1, 2010. The design of the new plant allows for the production of silver doré bars which are generally 93-97% silver with small amounts of lead, gold and other metals making up the balance of the contents of these bars. During the second quarter, furnaces were installed allowing for the discontinuation of concentrate production. The economic differences are significant and are beginning to reflect in the financial numbers. Management completed a review of the economics of lead production and concluded that, due to the relatively small amount of lead produced historically and the current lead prices, ore was more valuable if processed directly through cyanidation rather than being floated, and thus the flotation circuit was shut down in June 2010. As a result of the discontinuation of flotation, concentrate production decreased in the second quarter and lead as a byproduct decreased by 41% to 1,494,548 pounds. The economics of switching from concentrate production to doré production resulted in a savings for La Encantada of approximately US$2.61 per ounce in the second quarter of 2010 and a savings of $1.10 per ounce for consolidated operations. The new La Encantada cyanidation plant achieved average throughput of approximately 2,900 tonnes per day in the second quarter. This average throughput is expected to increase in the third quarter.

Total commercial production for the second quarter of 2010 increased by 22% compared to the first quarter of 2010. Total production (commercial and non-commercial) for the second quarter of 2010 increased 2% from the prior quarter and 73% from the same quarter of the prior year to 1,656,165 ounces of silver equivalents consisting of 1,538,798 ounces of silver, 541 ounces of gold and 1,494,548 pounds of lead. This compares to the 957,936 ounces of silver equivalents produced in the second quarter of 2009, which consisted of 827,720 ounces of silver, 746 ounces of gold, 1,493,162 pounds of lead, and compares with production in the first quarter of 1,619,403 ounces of silver equivalents consisting of 1,409,825 ounces of silver, 857 ounces of gold and 2,542,071 pounds of lead.

Net sales revenue (after smelting and refining charges, metals deductions, transportation and other selling costs) for the quarter ended June 30, 2010 was $29.0 million, an increase of 122% compared to $13.0 million for the second quarter of 2009. Net sales revenue for the quarter ended June 30, 2010 increased by 59% compared to $18.2 million in the first quarter of 2010. Smelting and refining charges and metal deductions decreased to 9% of gross revenue in the second quarter of 2010 compared to 17% of gross revenue in the second quarter of 2009, due to a shift in the production mix toward silver doré which is a major benefit from the new cyanidation plant at La Encantada.

The Company generated net income of $8.9 million in the second quarter of 2010, or earnings per common share (“EPS”) of $0.10 compared to a net income in the second quarter of 2009 of $1.0 million or EPS of $0.01. Net income for the second quarter of 2010 included non-cash stock-based compensation expense of $0.6 million and an income tax provision of $1.4 million. In the first quarter of 2010, net income was $3.0 million resulting in EPS of $0.03. If the revenues and expenses of the new plant were deemed commercial in the first quarter (recorded as income rather than capital) an additional $2.3 million of capitalized profits would have increased EPS in the first quarter to $0.06.

Direct cash costs per ounce of silver (a non-GAAP measure) for the second quarter of 2010 were US$6.16, compared to US$6.31 per ounce of silver in the second quarter of 2009 and US$4.94 per ounce of silver in the first quarter of 2010. The cost increase was attributed to an increase in the peso relative to the US dollar, as well as an increase in electricity and diesel costs compared to previous quarters.

Total cash costs per ounce (including smelting, refining, metal deductions, transportation and other selling costs, and byproduct credits, which is a non-GAAP measure) for the second quarter of 2010 was US$8.20 per ounce of silver compared to US$9.15 per ounce of silver in the second quarter of 2009 and US$8.11 per ounce in the first quarter of 2010.

Mine operating earnings for the second quarter of 2010 increased by 679% to $13.1 million compared to mine operating earnings of $1.7 million for the second quarter of 2009 and are associated with an increase in net revenue during the second quarter of 2010. When compared to the first quarter of 2010, mine operating earnings increased by 78% from $7.4 million.

Operating income increased by 907%, or $11.2 million, to $10.0 million for the quarter ended June 30, 2010, from an operating loss of $1.2 million for the quarter ended June 30, 2009, due to the 51% increase in ounces sold and the 51% increase in average US$ revenue per ounce of silver sold. When compared to the first quarter of 2010, operating income increased by 114% from $4.7 million.

During the quarter ended June 30, 2010, the Company invested $2.6 million in its mineral properties and a further $3.0 million in additions to plant and equipment on a cash basis. This compares to $3.2 million invested in its mineral properties and a further $5.9 million in additions to plant and equipment on a cash basis in the second quarter ended June 30, 2009. When compared to the first quarter of 2010, the Company invested $3.4 million in its mineral properties and a further $1.4 million in additions to plant and equipment on a cash basis.

In Summary

First Majestic has experienced its first quarter of operating results incorporating the additional production, earnings and cashflow from the operations of its new plant at the La Encantada Silver Mine and, as expected, the results are clearly record breaking. The increased production of silver, reduced smelting and refining costs and firm silver prices are combining to provide the Company a quantum increase in earnings and cashflow for this past quarter.

“We would like to thank everyone who assisted in the construction, financing and launching of the impressive La Encantada processing plant and look forward to continued improvements in costs and output as we further increase our daily throughput and improve our operational efficiencies” commented Keith Neumeyer, President and CEO of First Majestic. “Management looks forward to continued improvements in production, earnings and cashflow as the La Encantada operation matures over the coming quarters”.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.